Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607
October 28, 2016

OVERSTOCK.COM, INC.

Overstock.com, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015.

On October 24, 2016, CoinDesk published an article, the full text of which appears below. The article was not prepared or reviewed by the Company, any of its affiliates or any offering participant prior to publication. None of the Company, its affiliates, or any offering participant made any payment or gave any consideration to CoinDesk in connection with the article.

The statements in the article are not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement.  Statements in the article that are not attributed directly to a Company spokesperson represent the author’s or others’ views and are not endorsed or adopted by the Company or any offering participant.  Statements in the article that are attributed directly to a Company spokesperson were not intended and should not be considered as offering material.  Statements in the article about what the Company or any of its subsidiaries will or may do are all subject to and qualified by any description of any such matters the Company may provide in a final prospectus, including a prospectus supplement, and the Company disavows any such statements to the extent they are inconsistent with the information in the Registration Statement, the information in any of the Company’s filings under the Securities Exchange Act of 1934, as amended, or the information in any prospectus supplement the Company may file with the SEC relating to the Registration Statement.  Any offer the Company may ultimately make will be made only by a final prospectus, including a prospectus supplement. You should consider statements contained in this free writing prospectus, including those in the attached article, only after carefully evaluating all of the information in the Registration Statement, the prospectus included therein, and any applicable prospectus supplement relating to any offering of the Company’s securities, including the risk factors described therein.

The Company notes the following corrections and clarifications to the CoinDesk article:

The Company disclaims the statement: “There are a lot of people who will be disintermediated. [But they’re] the people at Wall Street they see at lunch everyday. We’re in Utah. We don’t care. We’ve taken a burn it down and start over approach.”

The Company also disclaims the statement that  “systems like blockchain would make events like the 2010 flash crash ‘impossible’, while reducing the length of time they take to investigate.”

Full Text of the CoinDesk Article

Blockchain Ideologies Clash as Money2020 Spotlights Capital Markets

Pete Rizzo (@pete_rizzo_) Published on October 24, 2016 at 01:35 BST

How much of the financial back-end should be rebooted by blockchain?

A discussion on blockchain’s use in capital markets got a much-needed jolt today at Money2020 in Las Vegas when a small argument broke out over this question toward the end of an afternoon session.

Despite broad agreement on the technology’s viability in this area of the financial industry, divisions began to emerge when Credit Suisse’s Emmanuel Aidoo challenged Nasdaq’s Yolanda Goettsch over how inefficiencies in the equities markets could be resolved with blockchain.

For example, while Goettsch argued that the market today is already “very liquid” and “very resilient”, while Judd Bagley, head of Overstock subsidiary tØ, put forth a starkly different categorization.

Goettsch asserted that just because blockchain could enable a 10-minute settlement time, a advocated by tØ, that doesn’t mean that would be beneficial for the industry to upend its existing processes.

Goettsch told the audience:

“If you have to pre-verify that assets and cash exist, that changes everything. That’s just not how the markets operate right now. We use that time to confirm that the regulatory processes are met, there are a lot of players in the system like market makers, high-frequency trading firms that don’t operate [that way].”

Bagley, however, asserted that perhaps technology should disintermediate parties that are now unnecessary, though the tone of the argument took aim at what he inferred was the bias inherent in comments from financial institutions.

“There are a lot of people who will be disintermediated. [But they’re] the people at Wall Street they see at lunch everyday. We’re in Utah, we don’t care. We’ve taken a burn it down and start over approach,” Bagley said.

Bagley went on to contend that systems like blockchain would make events like the 2010 flash crash “impossible”, while reducing the length of time they take to investigate.

Notably, Aidoo also played a role as mediator in the conversation, suggesting that he sees the transition to blockchain in capital markets as one that will expedite settlement gradually, accelerating it so that trades settle on the same day instead of three days later.

Aido further hinted that certain affected entities, like high-frequency traders, are already working on blockchain pilots, and that Credit Suisse is exploring how the balance of issues discussed in the conversation should be best mediated given the potential savings.

However, he sought to suggest that the technology should lead to a rethinking of existing processes.

“We should be thinking about moving that word ‘clearing’ out of our process,” he said.

Impediments to action

Later on, R3 general counsel Jacob Farber discussed how issues like the one debated onstage have so far held back collaborations between the open-source blockchain community and traditional financial institutions.

The comment also provided an example of the role R3 has played in increasing understanding of the technology. For instance, Faber cited how R3 has provided a sandbox for the testing of technologies including ethereum and Ripple by major banks.

“There’s this tough problem of what can and should the technology replace. Figuring out what the right answer, to tear it down, if you’re one of the financial exchanges, you think that’s a terrible idea. The industry is trying to find a way to make sense [of this],” he said.

Elsewhere, there was broad agreement that there are inefficiencies in the current financial markets, as well as an increasing interest in blockchain applications and the role they could play in finding solutions to these types of issues.

Scott Robinson, FinTech director at Plug and Play, for example, related an anecdote about how the blockchain message is resonating.

“Three years ago, I remember talking to some executives at Exxon Mobil. A year ago they said they’re looking at blockchain,” he said.

Aidoo summed up this transition further, laying out his vision for the industry in 2016 and beyond.

He added:

“2015 was the year of hype, 2016 was the year of the POC and 2017 will be year of delivery.”

Overstock.com, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement for any securities offered pursuant to the registration statement, and other documents that Overstock.com, Inc. has filed with the SEC for more complete information about Overstock.com, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Overstock.com, Inc. will arrange to send you the prospectus if you request it by calling 1-801-947-5409.